Exhibit 99.1

NEXA RESOURCES S.A. UPDATED INFORMATION

ABOUT TRUCK DRIVERS’ STRIKE IN BRAZIL

Luxembourg, June 1st, 2018 — Following the communication from May 28th regarding the truck drivers’ strike in Brazil, Nexa Resources S.A. (“Nexa Resources” or the “Company”) informs that production is resumed.

As informed before, production at Vazante and Morro Agudo mines and Juiz de Fora smelter in Brazil was not affected by the truck drivers’ strike.

Moreover, the interruption in raw materials supply that partially affected Três Marias smelting production is over and therefore the production has been normalized.

For further information, please contact:

Nexa Resources - Investor Relations

Leandro Cappa

ir@nexaresources.com

About Nexa’s Compliance with GDPR:

Nexa is adapting to the new General Data Protection Regulation (GDPR) in the European Union. Please check our Privacy Notice on the link below: https://www.nexaresources.com/privacy-policy

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company operates and owns five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 10 largest zinc mines in the world and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2017, according to Wood Mackenzie.